Date: December 19, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Subject: ALIANZA MINERALS LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	January 16, 2017
Record Date for Voting (if applicable) :	January 16, 2017
Beneficial Ownership Determination Date :	January 16, 2017
Meeting Date :	February 28, 2017
Meeting Location (if available) :	410-325 Howe Street Vancouver, BC V6C 1Z7
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details

Description	CUSIP Number	ISIN
COMMON	016095101	CA01609510

Sincerely,

Computershare

Agent for ALIANZA MINERALS LTD.